FD | Frazier
&Deeter
CPAs & ADVISORS

1230 Peachtree Street, N.E.
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

INDEPENDENT ACCOUNTANTS' REPORT

To Management of
CCF Investments, Inc.
Greensboro, GA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CCF Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CCF Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CCF Investments, Inc.'s management is responsible for CCF Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to a copy of check number 3381 dated July 27, 2015 in the amount of $998 and check number 3576 dated February 22, 2016 in the amount of $952, noting no differences.

2. Compared the total revenues of $12,134,847 reported in the SIPC-7 to the amounts reported on the Form X-17A-5 for the year ended December 31, 2015, noting no differences.

3. Compared the total revenues of $12,134,847 reported in the SIPC-7 to the amounts reported in the CCF Investments, Inc.'s audited financial statements dated February 26, 2016, noting a difference of $1. Compared the total revenues reported on line 2(c)1 of the SIPC-7 to amounts reported on CCF Investments, Inc.'s audited trial balance, noting no difference.

4. Compared other revenue from interest reported in the SIPC-7 totaling $626 to CCF Investment, Inc.'s audited trial balance, noting no difference.

To Management of
CCF Investments, Inc.
Page 2

5. Compared legal expense reported in the SIPC-7 totaling $20,872 to CCF Investments, Inc.'s audited trial balance, noting no difference.

6. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2016

